Exhibit 99.1

RRsat Global Communications Network Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2014 (Unaudited)

Index to the Interim Condensed Consolidated Financial Statements as of June 30, 2014 (unaudited)

The Board of Directors
RRsat Global Communications Network Ltd.

Dear Sirs,

Review of the unaudited interim consolidated as of June 30, 2014 and financial statements for the six-month and three-month periods ended June 30, 2014

Introduction

We have reviewed the accompanying financial information of RRsat Global Communications Network Ltd and its subsidiaries (“the Group”) comprising of the condensed consolidated interim balance sheet as of June 30, 2014 and the related statements of income, changes in  equity and comprehensive income and cash flows for the  six-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and fair presentation of this interim financial information in accordance with generally accepted accounting principles in the United States. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity of Certified Public Accountants in Israel." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review nothing has come to our attention that causes us to believe that the accompanying interim financial information was not prepared, in all material respects, in accordance with generally accepted accounting principles in the United States.

Sincerely yours,

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel-Aviv, Israel
August 4, 2014

RRsat Global Communications Network Ltd and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	June 30	December 31
	2014	2013
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$12,698	$14,165
Marketable securities and short term investments	9,731	9,998
Accounts receivable:

Trade,(net of provision for doubtful accounts of
$6,551 and $6,938 as of June 30, 2014 and December
31, 2013, respectively)	23,491	20,731
Other	2,954	2,163
Deferred taxes	2,200	2,095
Prepaid expenses	3,197	2,868

Total current assets	54,271	52,020

Long-term prepaid expenses	2,320	3,045
Long-term land lease prepaid expenses	7,440	7,469
Assets held for employee severance payments	2,204	2,120
Fixed assets, net	45,903	46,444
Goodwill	11,880	11,277
Intangible assets, at cost, less accumulated amortization	6,362	6,203

Total long term assets	76,109	76,558
Total assets	$130,380	$128,578

Avi Cohen	Shmuel Koren
CEO	CFO
August 4, 2014

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	June 30	December 31
	2014	2013
	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$18,435	$17,181
Other	4,970	4,815
Deferred income	5,650	6,037

Total current liabilities	29,055	28,033

Long-term liabilities
Deferred income	8,816	9,076
Liability in respect of employee severance payments	2,254	2,854
Contingent consideration in respect of acquisition	3,980	3,820
Deferred taxes	4,512	4,312

Total long-term liabilities	19,562	20,062

Total liabilities	48,617	48,095

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of June 30, 2014 and December 31, 2013. 17,346,561 shares
issued and fully paid as of June 30, 2014, and December 31, 2013)	40	40
Additional paid in capital	54,222	53,879
Retained earnings	26,286	25,723
Accumulated other comprehensive income	1,332	841

Total shareholders’ equity	81,880	80,483

Non – controlling interest	(117)	-

Total equity	81,763	80,483

Total liabilities and equity	$130,380	$128,578

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2014	2013	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	$65,354	$58,743	$32,497	$29,486	$121,795

Cost of revenues	50,424	44,329	25,602	22,136	92,313

Gross profit	14,930	14,414	6,895	7,350	29,482

Operating expenses

Sales and marketing	6,274	4,530	3,279	2,276	9,517

General and administrative	5,137	5,199	2,606	2,694	12,003

Total operating expenses	11,411	9,729	5,885	4,970	21,520

Operating income	3,519	4,685	1,010	2,380	7,962

Financial income
(expenses), net	(370)	(269)	(200)	3	(153)

Income before taxes on
income	3,149	4,416	810	2,383	7,809

Income taxes	795	1,112	180	649	1,287

Net income	2,354	3,304	630	1,734	6,522

Net loss attributable to non- controlling interest	(117)	-	(45)	-	-
Net income attributable to shareholders	$2,471	$3,304	$675	$1,734	$6,522
Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.14	$0.19	$0.04	$0.10	$0.38

Diluted earnings per share	$0.14	$0.19	$0.04	$0.10	$0.37
Weighted average number
of shares used to
compute basic earnings per share	17,346,561	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of shares used to
compute diluted earnings
per share	17,739,860	17,617,091	17,675,698	17,637,393	17,571,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Comprehensive Income

In thousands

	Six months ended		Three months ended		Year ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Net income	$2,354	$3,304	$630	$1,734	$6,522

Other comprehensive income, net of tax:

Foreign currency translation adjustments	747	-	1,140	-	170
Unrealized change in investment securities,
net of tax effect	(5)	(68)	17	(75)	(58)
Reclassification adjustments for losses (profit)
of investment securities, net of tax effect	15	(51)	4	(18)	(66)

Cash flow hedging derivatives, net of tax
effect	(6)	459	(3)	223	1,060
Reclassification adjustments for Loss (income)
of hedging derivatives, net of tax effect	(260)	(273)	(118)	(191)	(633)

Total other comprehensive income (loss), net of tax	491	67	1,040	(61)	473

Total comprehensive income	$2,845	$3,371	$1,670	$1,673	$6,995

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity

In thousands, except share data

	Attributable to owners of the Company
	Ordinary shares				Accumulated
			Additional		other	Non-
	Number of		paid-in	Retained	comprehensive	controlling
	shares	Amount	capital	earnings	(loss) income	interest	Total
Six months ended
June 30, 2014 (unaudited)	17,346,561	$40	$53,879	$25,723	$841	-	$80,483
Balance as at January 1,2014
Stock-based compensation	-	-	343	-	-	-	343
Dividend paid $0.11
per share	-	-	-	(1,908)	-	-	(1,908)
Net income	-	-	-	2,471	-	(117)	2,354
Other comprehensive income	-	-	-	-	491	-	491

Balance as at June 30, 2014
(unaudited)	17,346,561	$40	$54,222	$26,286	$1,332	$(117)	$81,763

Six months ended June 30,
2013 (unaudited)

Balance as at January 1, 2013	17,346,561	40	53,312	24,231	368	-	77,951
Stock-based compensation	-	-	280	-	-	-	280
Dividend paid $0.16 per
share	-	-	-	(2,775)	-	-	(2,775)
Net income	-	-	-	3,304	-	-	3,304
Other comprehensive income	-	-	-	-	67	-	67

Balance as at June 30, 2013
(unaudited)	17,346,561	40	53,592	24,760	435	-	78,827

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (cont’d)

In thousands, except share data

	Attributable to owners of the Company
	Ordinary shares				Accumulated
			Additional		other	Non-
	Number of		paid-in	Retained	comprehensive	controlling
	shares	Amount	capital	earnings	(loss) income	interest	Total
Three months ended June 30, 2014 (unaudited)

Balance as at April 1, 2014	17,346,561	$40	$54,042	$26,478	$292	$(72)	$80,780
Stock-based compensation	-	-	180	-	-	-	180
Dividend paid $0.05
per share	-	-	-	(867)	-	-	(867)
Net income	-	-	-	675	-	(45)	630
Other comprehensive income	-	-	-	-	1,040	-	1,040

Balance as at June 30,
2014 (unaudited)	17,346,561	$40	$54,222	$26,286	1,332	$(117)	$81,763

Three months ended June 30, 2013 (unaudited)

Balance as at April 1, 2013	17,346,561	40	53,449	25,801	496	-	79,786
Stock-based compensation	-	-	143	-	-	-	143
Dividend paid $0.16 per share	-	-	-	(2,775)	-	-	(2,775)
Net income	-	-	-	1,734	-	-	1,734
Other comprehensive income	-	-	-	-	(61)	-	(61)

Balance as at June 30,
2013 (unaudited)	17,346,561	40	53,592	24,760	435	-	78,827

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (cont’d)

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	(loss) income	Total

Balance as of
January 1, 2013 (audited)	17,346,561	40	53,312	24,231	368	77,951

Stock-based compensation	-	-	567	-	-	567
Dividend paid $0.29 per
share	-	-	-	(5,030)	-	(5,030)
Net income	-	-	-	6,522	-	6,522
Other comprehensive income	-	-	-	-	473	473

Balance as of December
31, 2013 (audited)	17,346,561	40	53,879	25,723	841	80,483

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Cash flows from operating activities
Net income	$2,354	$3,304	$630	$1,734	$6,522
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	4,887	4,294	2,496	2,142	9,280
Non cash stock-based compensation
expenses	343	280	180	143	567
Provision for doubtful account	818	1,074	410	554	2,436
Deferred taxes	56	25	50	74	678
Discount accretion and premium
amortization of available-for-sale
securities, net	(145)	(136)	(51)	(66)	(226)
Income (loss) on sales of available-for-
sale securities	20	(51)	5	(18)	(87)
Changes in liability for employee
severance payments, net	(684)	(25)	(144)	23	340
Changes in fair value of derivatives	(63)	108	120	(27)	110
Profit (loss) from trading securities, net	(20)	1	(19)	11	(50)
Change in contingent consideration in respect of acquisition	160	-	50	-	-

Changes in assets and liabilities:

Decrease (increase) in account receivable
- trade	(3,562)	(1,391)	609	(799)	(1,028)
Increase in account receivable
- other	(1,575)	(419)	(989)	(100)	(451)
Decrease (increase) in prepaid expenses	(308)	(169)	(383)	574	14
Decrease (increase) in long-term prepaid
expenses	725	(101)	150	45	(880)
Increase in account payables	1,920	2,197	846	2,303	4,618
Increase (decrease) in deferred income	(699)	1,751	(1,727)	1,794	(542)

Net cash provided by operating activities	$4,227	$10,742	$2,233	$8,387	$21,301

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

					Year ended
	Six months ended June 30		Three months ended		December 31
	2014	2013	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from investing activities
Investment in fixed assets	$(4,237)	(6,576)	$(2,430)	$(5,004)	$(10,904)
Business combination	-	-	-	-	(7,875)
Decrease (increase) in short-term
investments, net	-	1,339	-	-	1,339
Investments in securities available-for-sale	(2,644)	(2,257)	(1,479)	(1,043)	(3,912)
Decrease in trading securities, net	(42)	-	(2)	-	(358)
Proceeds from sale of fixed assets	-	-	-	-	7
Proceeds from securities available- for -sale	3,110	4,397	1,259	2,877	7,355
Net cash used in investing
activities	$(3,813)	(3,097)	$(2,652)	$(3,170)	$(14,348)

Cash flows from financing activities
Dividend paid	$(1,908)	(2,775)	$(1,908)	$(2,775)	$(5,030)
Net cash used in financing activities	$(1,908)	(2,775)	$(1,908)	$(2,775)	$(5,030)

Translation adjustment on cash and cash equivalents	27	-	21	-	109

Increase (decrease) in cash and cash
equivalents	(1,467)	4,870	(2,306)	2,442	2,032
Balance of cash and cash equivalents
at beginning of period	14,165	12,133	15,004	14,561	12,133
Balance of cash and cash equivalents
at end of period	$12,698	$17,003	$12,698	$17,003	$14,165

A Non-cash transactions

Investment in fixed assets	-	107	-	107	255

B . Supplementary cash flow information

Income taxes paid, net of refunds	938	847	416	362	1,755

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

C.  Business combination

Year ended
December 31,
2013
Working capital	$(602)
Fixed assets	1,350
Customer relationship	6,154
Goodwill	6,385
Liability in respect of employee severance payments and others	(221)
Contingent consideration in respect of acquisition	(3,820)
Long term deferred taxes	(1,371)

Net cash paid	$7,875

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 1 - Organization and Basis of Presentation

A.           Description of business

RRsat Global Communications Network Ltd. was incorporated in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and mobile communications services through satellites (MSS).

B.           Basis of presentation and adoption of new account standards

The interim consolidated financial statements as of June 30, 2014, and for the six months period then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2013 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C.           Recently issued accounting standards

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017.

Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

D.           Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets: impairment of reporting units containing goodwill, allocation of fair value of assets and liabilities in acquisitions, allowances for doubtful accounts, the valuation of derivatives, impairment of fixed and intangible assets, valuation of deferred tax assets, share-based compensation, income tax, uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results

The Company’s segments are strategic business units that offer different communication services and are managed accordingly.

The Company analyzes its operating segments based on the segment’s gross profit. The Company has two reportable segments: (1) Content management and distribution services to television and radio broadcasting industries (hereinafter – content management and distribution services), and (2) Mobile satellite communications services.

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segments revenues and gross profit are presented below.

The following Tables show components of results of operations by segment:

Six months ended June 30, 2014 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$5,710	$59,644	$65,354

Gross profit	$684	$14,246	$14,930

Sales and marketing			6,274
General and administration			5,137

Operating income			$3,519

Financial expenses net			(370)

Income before taxes on income			$3,149

Depreciation and amortization	$240	$4,647	$4,887

Six months ended June 30, 2013 (unaudited):

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$5,280	$53,463	$58,743

Gross profit	$1,146	$13,268	$14,414

Sales and marketing			4,530
General and administration			5,199

Operating income			$4,685

Financial expenses net			(269)

Income before taxes on income			$4,416

Depreciation and amortization	$160	$4,134	$4,294

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results (cont’d)

Three months ended June 30, 2014 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$2,832	$29,665	$32,497

Gross profit	$323	$6,572	$6,895

Sales and marketing			3,279
General and administration			2,606

Operating income			1,010

Financial expenses net			(200)

Income before taxes on income			810

Depreciation and amortization	$108	$2,388	$2,496

Three months ended June 30, 2013 (unaudited):

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$2,587	$26,899	$29,486

Gross profit	$564	$6,786	$7,350

Sales and marketing			2,276
General and administration			2,694

Operating income			$2,380

Financial income net			3

Income before taxes on income			$2,383

Depreciation and amortization	$80	$2,062	$2,142

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results (cont’d)

Year ended December 31, 2013 (audited)

	Mobile Satellite Services	Content management and distribution services	Total
Total revenue	$11,038	$110,757	$121,795

Gross profit	$1,952	$27,530	$29,482

Sales and marketing			9,517
General and administration			12,003

Operating income			$7,962

Financial expenses net			(153)

Income before taxes on income			$7,809

Depreciation and amortization	$532	$8,748	$9,280

Revenue by geographic areas

					Year ended
	Six months ended June 30		Three months ended June 30		December 31
	2014	2013	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

North America	$18,033	$17,902	$9,073	$9,055	$35,520
Europe	27,932	23,190	13,674	11,534	49,962
Asia	7,924	6,327	4,295	3,264	13,655
Israel	3,830	4,777	1,846	2,174	9,165
Middle East (other than Israel)	4,981	4,710	2,481	2,368	8,964
Rest of the world	2,654	1,837	1,128	1,091	4,529

	$65,354	$58,743	$32,497	$29,486	$121,795

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments

The Company’s financial assets and liabilities consist of each and cash equivalents, short-term investments, trade and other receivables and trade and other payables and currency conversion derivatives. The carrying amount of these financial instruments approximate their fair value because of the short maturity of these investments. Assets held of severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

❖	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
❖	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
❖	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within level 1 because their value was determined using quoted market prices in active markets. The Company’s currency conversion derivatives are classified as Level 2 as they represent foreign currency forward contracts valued primarily based on observable inputs including forward rates and yield curves.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Assets and liabilities measured at fair value at June 30, 2014 are summarized below (unaudited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$683	-	-
Available-for-sale securities:
Corporate debentures	8,263	-	-
US government or government
agencies’ debentures	785	-	-
Fair value of derivatives	-	678	-

Total at June 30, 2014	$9,731	$678	-

Liabilities:
Contingent consideration in respect of acquisition	-	-	$3,980
Fair value of derivatives	-	415	-
at June 30, 2014	-	$415	$3,980

Assets and liabilities measured at fair value at December 31, 2013 are summarized below (audited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$622	$-	$-
Available-for-sale securities:
Corporate debentures	8,953	-	-
US government or government
agencies’ debentures	423	-	-
Fair value of derivatives	-	1,369

Total at December 31, 2013	$9,998	$1,369	$-
Liabilities:

Contingent consideration in respect
of acquisition	-	-	3,820
Fair value of derivatives	$-	$713	$-

The fair value calculation of the significant unobservable inputs (level 3) based on five possible scenarios according to the management assumption; each scenario was comprised of a performance indicator and a probability. The company recorded expenses in the amount of $160 in the financial expenses.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At June 30, 2014 (unaudited)
	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(5)	1,553

Total at June 30, 2014 (unaudited)	(5)	1,553

At December 31, 2013 (audited)
	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(57)	4,319

Total at December 31, 2013 (audited)	(57)	4,319

The unrealized losses on investments in U.S. government or government agencies and corporate debt securities were caused mainly by current market conditions the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the Company does not plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 4 – Events in Reporting Period

A.	On March 31, 2014 Viola Group acquired additional 6.6% of the Company's shares from Kardan. Following this transaction Viola Group owns approximately 28.6% of the Company's shares.

B.
On March 5, 2014, the Company’s Board of Directors declared a cash dividend in the amount of $0.06 per ordinary share, and in aggregate amount of approximately $1.0 million. The dividend has been paid on April 9, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on March 19, 2014.

C.
On May 19, 2014, the Board of Directors declared a cash dividend in the amount of $0.05 per ordinary share, and in the aggregate amount of approximately $870 thousand. The dividend paid on June 18, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on June 2, 2014.

Note 5 - Subsequent Event

A.
On August 4, 2014, the Board of Directors declared a cash dividend in the amount of $0.02 per ordinary share, and in the aggregate amount of approximately $338  thousand. The dividend will be payable on  September 3, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 18, 2014.